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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No.  3  )
                                           -----


                            Brooks Automation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  11434A 10 0
                        ------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. A fee is not require only if the filing person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item i; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-------------------------                              -------------------------
  CUSIP NO. 11434A 10 0                                 Page  2   of   5  Pages
           ------------                                     -----    -----
-------------------------                              -------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert J. Therrien

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,245,130

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,245,130

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,245,130

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,245,130

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

                                   Item 1(a)

Name of Issuer:  Brooks Automation, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices: 15 Elizabeth Drive, Chelmsford, Massachusetts 01824

                                   Item 2(a)

Name of Person Filing:  Robert J. Therrien

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence: 15 Elizabeth Drive, Chelmsford, Massachusetts 01824

                                   Item 2(c)

Citizenship:  USA

                                   Item 2(d)

Title of Class of Securities:  Common Stock, $.01 par value

                                   Item 2(e)

CUSIP Number:  11434A 10 0


                                     Item 3

Not Applicable


                                     Item 4

Ownership:

    (a) Amount Beneficially Owned: 1,245,130 shares, including 332,600 shares issuable pursuant to immediately exercisable stock options. Excludes certain shares held by certain children and grandchildren of Mr. Therrien, as to which he disclaims beneficial ownership.

                               Page 3 of 5 Pages

    (b)  Percent of Class:  11%

    (c)  Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote:  1,245,130 shares

           (ii) shared power to vote or to direct the vote:  -0-

          (iii) sole power to dispose or to direct the disposition of:
                1,245,130 shares

           (iv) shared power to dispose or to direct the disposition of:  -0-

                                     Item 5

Ownership of Five Percent or Less of Class:  Not Applicable


                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable


                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable


                                     Item 8

Identification and Classification of Members of the Group:  Not Applicable


                                     Item 9

Notice of Dissolution of Group:  Not Applicable

                                    Item 10

Certification:  Not Applicable

                               Page 4 of 5 Pages

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      February 6, 1999
-----------------------------------
(Date)



/s/ Robert J. Therrien
-----------------------------------
Signature



Robert J. Therrien, Chief Executive Officer
-----------------------------------
(Name and Title)





                               Page 5 of 5 Pages